SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                               (Amendment No. 10)(1)

                          WORLD ACCEPTANCE CORPORATION
                          ----------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    981419104
                                 (CUSIP Number)
                                 --------------

                  BRADLEY A. BROWN, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3532
          -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 29, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)


         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981419104                SCHEDULE 13D                Page 2 of 9 Pages

  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mills Value Adviser, Inc.
            I.R.S. ID #54-1410376
--------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [ ]
            Not Applicable
--------------------------------------------------------------------------------
  3         SEC USE ONLY


--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)
                                                                       [ ]

            Not Applicable
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia
--------------------------------------------------------------------------------
         NUMBER OF          7       SOLE VOTING POWER
                                    -0-
           SHARES           ----------------------------------------------------
                            8       SHARED VOTING POWER
        BENEFICIALLY                -0-
                            ----------------------------------------------------
       OWNED BY EACH        9       SOLE DISPOSITIVE POWER
                                    1,829,306
         REPORTING          ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
        PERSON WITH                 -0-
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,829,306
--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                         [ ]
            Not Applicable
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.74%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IA (INVESTMENT ADVISER)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.


         This Amendment No. 10 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated June 12, 1997, filed with the Securities and Exchange Commission (the "Commission") on July 3, 1997, with respect to the common stock, no par value per share, of World Acceptance Corporation.


Item 1.  Security and Issuer

                  This Amendment No. 10 relates to the common stock, no par value per share ("Common Stock"), of World Acceptance Corporation, 108 Frederick Street, Greenville, South Carolina 29607 (the "Issuer").


Item 2.  Identity and Background

                  Mills Value Adviser, Inc.
                  -------------------------

                  Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 707 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the past five years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                Page 3 of 9 Pages

                  Charles A. Mills, III
                  ---------------------

                  (A)      Charles A. Mills, III

                  (B)      707 East Main Street, Richmond, VA  23219

                  (C)     Charles A. Mills, III is President of the Corporation.

                  (D) During the past five years, Charles A. Mills, III has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Charles A. Mills, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  (F) Charles A. Mills, III is a citizen of the United States of America.


                  Bradley A. Brown
                  ----------------

                  (A)      Bradley A. Brown

                  (B)      707 East Main Street, Richmond, Virginia 23219

                  (C)      Bradley    A.   Brown   is   Vice    President    and
                           Secretary/Treasurer.

                  (D) During the past five years, Bradley A. Brown has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Bradley A. Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                Page 4 of 9 Pages

                  (F) Bradley A. Brown is a citizen of the United States of America.


Item 3.  Source and Amount of Funds and Other Consideration

                  The total amount of the funds used in making initial purchases forming the basis for the original Schedule 13D, dated June 12, 1997, was $18,089,000. The source of the funds used in making the purchases was from client accounts over which the Corporation has discretionary investment authority. Since the filing of Amendment No. 9, there were sales in the amount of $6,150,239.40.


Item 4.  Purpose of Transaction

                  The  Corporation,   an  investment   advisory  firm,   through
                  discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

                  There are no plans or proposals which the Corporation, Charles
                  A. Mills, III or Bradley A. Brown may have that relate to or would result in:

                  (A)      The   acquisition   by  any   person  of   additional
                           securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

                  (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (E) Any material change in the present capitalization or dividend policy of the Issuer;

                  (F) Any other material change in the Issuer's business or corporate structure;

                  (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                Page 5 of 9 Pages

                  (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (J)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

                  (A) The aggregate number and percentage of Common Stock beneficially owned by the Corporation are 1,829,306 shares and 9.74%, respectively.

                  (B) The Corporation has no power to vote or to direct the vote of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).


                               Page 6 of 9 Pages

                  (C) Sales of the securities identified pursuant to Item 5(a) since the filing of Amendment No. 9 are as follows:

Beneficial    Trans.       Amount of     Price Per         Where/How
  Owner        Date          Shares        Share            Effected
  -----        ----          ------        -----            --------

   MVA       4/29/2002      657,894        $7.60       Company Repurchase
   MVA       3/18/2002       53,900        $7.05           Open Mkt.
   MVA       3/14/2002       47,300        $7.00           Open Mkt.
   MVA       3/13/2002        8,000        $7.00           Open Mkt.
   MVA       3/12/2002       37,200        $7.00           Open Mkt.
   MVA        3/8/2002        2,500        $7.00           Open Mkt.
   MVA        3/7/2002        5,000        $7.00           Open Mkt.
   MVA        3/4/2002        5,000        $7.05           Open Mkt.
   MVA        3/1/2002        5,000        $7.00           Open Mkt.



                  (D)      Not applicable.


                  (E)      Not applicable.



                  Charles A. Mills, III
                  ---------------------

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Charles A. Mills, III are 90 shares and less than 1%, which he acts as trustee for his children.

                  (B) Charles A. Mills, III, in his capacity as trustee, has the sole power to vote and the sole power to dispose of all 90 shares identified pursuant to Item 5(a).

                  (C)      None.

                  (D)      Not applicable.

                  (E)      Not applicable.


                               Page 7 of 9 Pages

                  Bradley A. Brown
                  ----------------

                  (A)      None.

                  (B)      None.

                  (C)      None.

                  (D)      Not applicable.

                  (E)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.


Item 7.           Material to be Filed as Exhibits

                  None.


                               Page 8 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                            MILLS VALUE ADVISER, INC.


Date:             4/30/02                   /s/  Bradley A. Brown
                                            --------------------------

                                            BRADLEY A. BROWN
                                            Vice President Secretary/Treasurer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                               Page 9 of 9 Pages